Exhibit 99.1

IPERIONX LIMITED
ABN 84 618 935 372

Interim Financial Report

for the Six Months Ended

December 31, 2023

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1080 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

Corporate Directory

DIRECTORS

Mr. Todd Hannigan – Executive Chairman
Mr. Anastasios Arima – CEO & Managing Director
Ms. Lorraine Martin – Independent Non-Executive Director
Mr. Vaughn Taylor – Independent Non-Executive Director
Ms. Melissa Waller – Independent Non-Executive Director
Ms. Beverly Wyse – Independent Non-Executive Director

COMPANY SECRETARY

Mr Gregory Swan

OFFICES

North Carolina
129 W Trade Street, Suite 1405
Charlotte, NC 28202, UNITED STATES

Tennessee
279 West Main Street
Camden, TN 38320, UNITED STATES

Virginia
1080 Confroy Drive
South Boston, VA 24592, UNITED STATES

Utah
1782 W 2300 S
West Valley City, UT 84119, UNITED STATES

Registered office
28 The Esplanade, Level 9
Perth, WA 6000, AUSTRALIA

WEBSITE

www.iperionx.com

STOCK EXCHANGE LISTINGS

Nasdaq Capital Market:
American depositary shares (NASDAQ: IPX)

Australian Securities Exchange:
Fully paid ordinary shares (ASX: IPX)

SHARE REGISTRY

Automic Pty Ltd
T: 1300 288 664 (within Australia)
T: +61 2 9698 5414 (international)

LAWYERS
United States
Gibson, Dunn & Crutcher
Johnston Allison & Hord

Australia
Thomson Geer Lawyers

AUDITOR
PricewaterhouseCoopers

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	i

Directors’ Report

The Directors of IperionX Limited (“IperionX” or “Company”) present their report on IperionX and the entities it controlled (“Consolidated Entity” or “Group”) during the interim six-month period ended December 31, 2023.

DIRECTORS

The names of the Directors of IperionX in office during the interim period and until the date of this report are:

Mr. Todd Hannigan	Executive Chairman
Mr. Anastasios Arima	Chief Executive Officer & Managing Director
Ms. Lorraine Martin	Independent Non-Executive Director
Mr. Vaughn Taylor	Independent Non-Executive Director
Ms. Melissa Waller	Independent Non-Executive Director
Ms. Beverly Wyse	Independent Non-Executive Director

Unless otherwise shown, all Directors were in office from the beginning of the interim period until the date of this report.

OPERATING AND FINANCIAL REVIEW

Our Mission

IperionX aims to be a leading American producer of titanium alloys, titanium products, and critical minerals. Founded in 2020, IperionX is a public company listed on both the Nasdaq and the ASX.

We plan to re-shore critical material supply chains in the United States, starting with an ‘end-to-end’ titanium supply chain solution. This ‘end-to-end’ titanium supply solution is underpinned by a range of patented titanium technologies that are important to manufacturing high-performance titanium products.

IperionX has the exclusive option to acquire the intellectual property rights of Blacksand Technology LLC (“Blacksand”), which has patents over titanium and metal alloy production technologies (the “Technologies”). The Technologies have demonstrated the ability to make titanium products from either titanium metal scrap or titanium mineral feedstocks.

In addition to our metals technologies operations, IperionX also holds a 100% interest in the Titan Project, located near Camden, Tennessee. The Titan Project is currently one of the largest titanium, zircon and rare earth mineral resources, reported in accordance with the JORC Code (2012 Edition), in the United States.

IperionX aims to develop an ‘end-to-end’ titanium supply chain which will include the vertical integration of its technologies and its mineral assets.

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	1

Directors’ Report (continued)

OPERATING AND FINANCIAL REVIEW (CONTINUED)

Introduction

IperionX aims to develop an ‘end-to-end’ titanium supply chain in the United States from titanium critical minerals to high performance titanium alloys and recycling scrap titanium.

Titanium is prized for its high strength-to-weight ratio, resistance to high temperatures, and resistance to corrosion. Titanium has strength-to-weight and corrosion resistance properties that are prized by many advanced industries, including the consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive sectors.

IperionX aims to manufacture and market titanium alloys and titanium products to customers across these sectors. Our future products may include manufactured titanium components, titanium powders for additive manufacturing and powder metallurgy and traditional titanium plate, bar, rod and wire. We expect to offer a range of titanium alloys, including aerospace grade titanium alloys and other high performance titanium alloys.

Since the 1940’s, titanium has been mass produced using the “Kroll Process”, which is relatively energy and cost-intensive and produces high levels of greenhouse gas emissions.  In contrast, IperionX holds an exclusive option to acquire patented titanium technologies which are expected to use less energy to produce high-performance titanium products, at lower costs. These technologies can produce titanium, with zero Scope 1 and 2 emissions, underpinned by the expected use of 100% renewable energy at our facilities (as reported in our recent life cycle assessment announced to the ASX on April 26, 2023).

At this moment, the United States has limited domestic primary titanium metal (titanium sponge) production capacity and the U.S. currently imports over 95% of the titanium sponge required for its advanced industries. We plan to re-shore titanium metal production in the U.S., reduce the acute reliance on primary titanium imports from foreign nations, and strengthen the U.S. domestic ‘end-to-end’ titanium supply chain.  To achieve our goals, IperionX currently has two key value drivers:

•
Titanium: IperionX intends to scale the Technologies to produce high performance titanium alloys and products at lower costs, with zero Scope 1 and 2 emissions, from either scrap titanium or titanium minerals. IperionX currently produces titanium products made from scrap titanium at our Industrial Pilot Facility (“IPF”) in Utah, U.S. and is developing a commercial-scale Titanium Manufacturing Campus in Virginia, U.S.; and

•
Critical minerals: IperionX controls the Titan critical minerals project (the “Titan Project”) in Tennessee, U.S., which is currently one of the largest titanium, zircon and rare earth mineral resources, reported in accordance with the JORC Code (2012 Edition), in the United States.

We expect that the Technologies will allow a low life cycle carbon footprint and a more sustainable production of titanium alloys. IperionX currently produces high performance titanium products made with 100% titanium scrap feedstock at our IPF in Salt Lake City, Utah.

To meet the growing demand for sustainable and lower cost titanium products, IperionX is building a larger titanium production facility in Halifax County, Virginia, with expected production of first titanium in mid-2024. Once commissioned, we intend to scale the capacity of this innovative titanium production facility – in a modular development approach – to higher production levels on the same site in Virginia.

To support the potential future growth in titanium production, we plan to develop the Titan Project in Tennessee to provide low-cost titanium mineral feedstock.  In addition, we believe the Titan Project has the potential to be a sustainable, low-cost and globally significant producer of titanium, rare earths and zircon minerals. These minerals are important for advanced U.S. industries including consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive.

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	2

Directors’ Report (continued)
OPERATING AND FINANCIAL REVIEW (CONTINUED)

Highlights

Highlights during and subsequent to the end of the financial year were as follows:

Titanium Metal Operations

IperionX Drives Towards Commercial Scale Titanium Metal Production

■
In February 2024, IperionX announced significant progress in advancing its commercial-scale titanium metal manufacturing capabilities at IperionX’s Titanium Manufacturing Campus in Virginia, comprising the Titanium Production Facility and the Advanced Manufacturing Center

GKN Aerospace and IperionX to Advance Sustainable Titanium

■	In October 2023, IperionX agreed to an order with GKN Aerospace for the delivery of titanium plate test components manufactured with IperionX’s advanced titanium technologies.

Production of Titanium Plate for U.S. Army Testing

■
In September 2023, IperionX announced that it had executed a Test Services Agreement with the U.S. Army for metal characterization and ballistic testing properties of IperionX’s high-strength titanium plate components.

Agreement with Heroux-Devtek for Titanium Recycling

■	In September 2023, IperionX announced that it had signed an agreement with Heroux-Devtek to underpin a 100% recycled titanium supply chain using scrap titanium metal from the aerospace industry.

Agreement to Produce Titanium Plate for Lockheed Martin

■	In August 2023, IperionX announced that it had agreed to an order with Lockheed Martin for the delivery of titanium plate components produced using IperionX’s low-carbon, U.S. manufactured titanium.

Partnership with Aperam to Create Circular Titanium Supply Chain

■	In July 2023, IperionX announced that it would partner with Aperam Recycling, through its American entity ELG Utica Alloys (“ELG”), to create a low-carbon 100% recycled titanium supply chain.

Titan Minerals Project

Receipt of Key Permits for Titan Project Development

■
In August 2023, IperionX announced that the Titan Project had received all key permits for development and operations, had received positive feasibility study metallurgical test work results, and was advancing customer offtake and strategic financing partnerships.

Titan Critical Minerals Project - Strategic & Offtake Partners

■	During the period, a number of parties have expressed interest in sales, marketing, and investment proposals focused on the offtake of titanium and rare earth minerals from the Titan Project.

Corporate

IperionX receives US$12.7 million U.S. Department of Defense funding for domestic titanium production

■
In November 2023, the U.S. Department of Defense (“DoD”) contracted to award IperionX US$12.7 million in funding under the Defense Production Act (DPA) Title III authorities to address U.S. titanium supply chain vulnerabilities.

Completion of A$26.3 million placement

■
In November 2023, IperionX completed a placement of 21 million new fully paid ordinary shares at an issue price of A$1.25 per share to institutional, sophisticated and professional investors to raise gross proceeds of A$26.3 million (approximately US$17.1 million).

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	3

Directors’ Report (continued)
OPERATING AND FINANCIAL REVIEW (CONTINUED)

Highlights (continued)

Corporate (continued)

IperionX receives US$11.5 million LOI from EXIM Bank for U.S. titanium production

■	In October 2023, IperionX received a Letter of Interest from the Export-Import Bank (“EXIM”) of the United States for US$11.5 million for development of IperionX’s Titanium Production Facility.

IperionX FY2023 Sustainability Report

■	In November 2023, IperionX released its FY2023 Sustainability Report, which shares our Environment, Social, and Governance (“ESG”) vision and execution.

Why Titanium?

Titanium is a strong, lightweight metal with important material properties for applications in the consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive sectors. A range of titanium alloys are recognized for high strength-to-weight ratio and excellent corrosion resistance that exceed many alloys of stainless steel and aluminum. However, titanium’s high production and manufacturing cost has historically been a major factor in hindering its application versus other structural metals such as stainless steel and aluminum.

Currently, primary titanium metal is largely produced by the Kroll Process, invented in the 1940s. The Kroll Process works by reducing titanium from titanium tetrachloride with magnesium in a capital and energy intensive batch process.

After primary titanium is produced with the Kroll Process, it must be melted, alloyed and remelted into ingots. The ingots are then processed in a series of manufacturing steps to produce mill products, including consecutive rolling steps, extruding and forging. Mill products can be machined into parts using subtractive methods where large portions of the titanium metal are machined away into scrap. Some mill products are drawn into wire and used in a gas atomization process to produce spherical titanium powders.

Absent any substantial domestic titanium sponge production capacity, the United States depends on imported titanium to support its defense and critical infrastructure needs. In 2018, Russian and Chinese titanium sponge producers controlled 61% of the world’s titanium sponge production. By 2020, Russia and China’s control of global titanium sponge production had increased to approximately 70%.

IperionX plans to re-shore titanium production in the United States by vertically integrating the Technologies and the Titan Project to make sustainable, lower cost titanium.

Re-Shoring U.S. Titanium Metal Production with Production Technologies

IperionX holds exclusive commercialization rights to a range of patented technologies for producing titanium metal powders and products. These Technologies were initially developed by Dr. Z. Zak Fang and his team at the University of Utah, and were further developed at Blacksand Technology, LLC (“Blacksand”), Dr. Fang’s research and development entity. At Blacksand, Dr. Fang’s team further developed and tested the Technologies at lab scale over a 10-year period, funded in part with approximately $10 million from the U.S. Department of Energy’s (“DoE”) ARPA-E program as well as industry partners Boeing and Arconic. IperionX is now Blacksand’s exclusive commercial partner for scaling the Technologies.

Progress has been made with the Technologies over the past decade of development, including improving product chemistries, flowability, and morphology. Additional complementary technologies have been developed, patented, and proven at pilot-scale, including the ARH process, to produce a low-carbon TiO2 powder feedstock for the HAMR process, and HSPT, for heat treatment of parts consolidated from titanium powder to directly obtain wrought or forged-like characteristics, without the need for thermo- mechanical processing. These technologies have been demonstrated to convert titanium mineral ore to high-quality titanium products with low CO2 emissions.

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	4

Directors’ Report (continued)
OPERATING AND FINANCIAL REVIEW (CONTINUED)

Re-Shoring U.S. Titanium Metal Production with Production Technologies (continued)

IperionX has demonstrated that the Technologies can produce titanium at industrial pilot scale outputs. To meet the growing demand for sustainable and lower cost titanium products, IperionX is developing a larger, commercial-scale Titanium Production Facility in Halifax County, Virginia with first production expected in 2024. Once commissioned, we intend to rapidly scale the capacity of this titanium production facility – in a modular, brownfield development approach – to the higher throughput facility on the same site in Virginia. We expect this plant to use 100% scrap titanium as the key feedstock for titanium production.

Re-shoring U.S. Critical Mineral Production Through IperionX’s Titan Critical Mineral Project

IperionX holds a 100% interest in the Titan Project, covering more than 11,000 acres of mineral properties in western Tennessee, which is currently one of the largest titanium, zircon and rare earth mineral resources, reported in accordance with the JORC Code (2012 Edition), in the United States.

While IperionX plans to initially use 100% recycled titanium metal scrap as feedstock for the production of titanium products at the Titanium Manufacturing Campus in Virginia, we eventually intend to support expected demand growth with titanium mineral feedstock from our Titan Project in Tennessee. We believe that the Titan Project also has the potential to be a low-cost and globally significant producer of titanium, rare earth and zircon minerals. All of these are minerals required for advanced U.S. industries, including consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive.

The Titan Project covers over 11,000 acres in western Tennessee, and we consider it to be prospective for critical minerals including titanium, rare earth elements, and zircon. The Titan Project’s location provides access to a range of strategic infrastructure, with nearby access to roads, rail, river, power and skilled labor.

Future development of the Titan Project could provide a source for resource-efficient titanium feedstocks that, combined with the Technologies, could help establish a fully integrated U.S.-based titanium mineral supply chain. We believe that having vertical integration of the Technologies along with a U.S. supply of critical minerals including titanium offers a potential competitive advantage.

Our Production Facilities

Our IPF, located in Salt Lake City, Utah, has been producing titanium powder with the Technologies since 2019. IperionX began managing the IPF in January 2022 and we are currently producing angular and spherical titanium powders there in approximately 50-kilogram batches. We use scrap titanium as feedstock and renewable power to produce our high-quality titanium powder.

At the IPF, we have demonstrated that the Technologies can reduce oxygen content to low levels in titanium metal. This unique deoxygenation process allows us to accept a wide range of titanium scrap material feedstocks to consistently produce high quality titanium powder. Superior deoxygenation performance may also unlock a range of advantages over the traditional Kroll Process, including low-temperature processing, high product yields, and more precise final particle size and morphology.

We are currently constructing a commercial-scale Titanium Manufacturing Campus in Virginia, comprising the Titanium Production Facility and the Advanced Manufacturing Center.

We have completed detailed engineering design for a planned 125 metric tons per annum (“tpa”) capacity Titanium Production Facility and a techno-economic assessment for a further planned modular expansion to a 1,125 tpa capacity focussed on spherical powder production.

We also recently announced that the Titanium Production Facility has the potential to produce 2,000 tpa assuming the plant output is solely focussed on angular titanium powder. The production of angular powder significantly reduces the estimated operating costs at the full capacity of 2,000 tpa.

The designs for the Titanium Production Facility are based on a scaled-up version of our operational IPF. The Titanium Production Facility is located in Halifax County, Virginia. The site hosts an existing 50,000 square foot shell building with sufficient floor space for the planned expansion with the Titanium Production Facility.  In addition, there is potential scope to increase floor space with an additional 100,000 square foot expansion.

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	5

Directors’ Report (continued)
OPERATING AND FINANCIAL REVIEW (CONTINUED)

Our Production Facilities (continued)

The Titanium Production Facility plans to manufacture titanium powders in a comparable, scaled up design to the operational IPF, which uses a thermomechanical process to manufacture titanium powders which can then be deoxygenated with the HAMR process. This combination of the thermomechanical and HAMR processes is called the granulation, sintering & deoxygenation (“GSD”) process which is also patented and proprietary to IperionX.

We believe the planned Titanium Production Facility, once operational, would be the world’s largest recycled titanium powder production facility that can potentially use 100% titanium scrap as a feedstock. This titanium production facility is designed to produce titanium with zero Scope 1 & 2 emissions, and it is expected to have the lowest carbon intensity for commercial titanium products. Construction of the Titanium Production Facility is advancing to schedule, with the HAMR titanium furnace expected to be commissioned and to produce first titanium in mid-2024.

Construction of the Advanced Manufacturing Center is anticipated to be commissioned during the second quarter of 2024. This advanced manufacturing unit will utilize angular and spherical titanium powders from the Titanium Production Facility to manufacture a wide range of low-cost and high-performance titanium products using powder metallurgy, HSPT forging and additive manufacturing/3D printing. It will also leverage CNC machining, post-processing equipment and advanced R&D laboratories to support customer and government engagement.

IperionX’s Commitment to Sustainability

IperionX believes the global transition towards a green economy and the technologies of the future may drive increased demand for critical minerals and metals, including titanium and rare earth elements. We believe demand may increase for critical minerals and metals required to support advanced technologies.

The Technologies, which employ a novel method of producing titanium, bypass the high-cost, high-carbon Kroll Process and its energy intensive titanium melt processes and forging. By utilizing titanium metal scrap, the Technologies can potentially provide a more sustainable titanium metal supply chain with zero Scope 1 and 2 emissions, driven by the expected use of 100% renewable energy at our facilities (as reported in our independent third party life cycle assessment announced to the ASX on April 26, 2023), compared to the current high carbon titanium supply chain.

Operating Results

The Group’s net loss after tax for the six months ended December 31, 2023 was US$10,495,019 (December 31, 2022: US$8,754,077). This loss is partly attributable to:

(a)
exploration and evaluation expense of US$1,458,125 (December 31, 2022: US$1,517,474), which is attributable to the Group’s accounting policy of expensing exploration and evaluation expenditure (other than expenditures incurred in the acquisition of the rights to explore, including option payments to landowners) incurred by the Group in the period subsequent to the acquisition of the rights to explore and up to the successful completion of definitive feasibility studies for each separate area of interest;

(b)
research and development costs of US$3,763,468 (December 31, 2022: US$2,099,309) which is attributable to the Group’s accounting policy of expensing research and development, or R&D, expenses incurred by the Group in connection with the R&D of the Group’s titanium processing technologies, including salaries and related personnel expenses, subcontractor expenses, patent registration expenses, materials, and other related R&D expenses associated with processing operations at our IPF in Utah and Titanium Manufacturing Campus in Virginia; and

(c)
equity settled share-based payment expenses of US$1,108,090 (December 31, 2022: US$1,566,231) which is attributable to expensing the value (estimated using an option pricing model) of incentive securities granted to key employees, consultants and advisors. The value is measured at grant date and recognised over the period during which the option holders become unconditionally entitled to the options.

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	6

Directors’ Report (continued)
OPERATING AND FINANCIAL REVIEW (CONTINUED)

Operating Results (continued)

The ongoing operation of the Group remains dependent upon raising further additional funding from shareholders or other parties. In light of the future expenditures to be incurred in executing on the Group’s current strategic plans to commercialize the Group’s titanium technologies and develop economically recoverable mineral deposits from the Group’s exploration properties, the Group is dependent on obtaining financing through equity financing, debt financing or other means. In the longer term, if the Group’s exploration, appraisal, and pilot activities are ultimately successful, additional funds will be required to develop the Group’s titanium technologies and exploration properties and commence commercial production. The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Group. There is no assurance that the Group will be successful in its efforts to raise additional funding on terms satisfactory to the Group. If the Group does not obtain additional funding, the Group may be required to delay, reduce the scope of, or eliminate its current or future exploration, appraisal, and pilot activities or relinquish rights to certain of its interests.

These matters indicate that there is a material uncertainty related to events or conditions that may cast significant doubt about the Group’s ability to continue as a going concern and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Directors are of the view that the Group will be able to raise additional funds as required to meet its obligations as and when they fall due and that the use of the going concern basis remains appropriate.

The attached half-year financial report for the six months ended 31 December 2023 contains an independent auditor’s review report which highlights the existence of a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern. For further information, refer to Note 1 in the half-year financial report, together with the auditor’s review report.

SIGNIFICANT POST BALANCE DATE EVENTS

(a)
On January 30, 2024, the Company issued 3,006,163 shares to nominees of Blacksand Technology LLC (“Blacksand”) in lieu of future cash option payments totaling US$2,000,000 owed to Blacksand under the option agreement between the Company and Blacksand pursuant to which the Company has the exclusive option to acquire the intellectual property rights of Blacksand to certain patented titanium technologies.

Other than as outlined above, at the date of this report there are no other significant events occurring after balance date requiring disclosure.

AUDITOR’S INDEPENDENCE DECLARATION

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 8.

Signed in accordance with a resolution of Directors.

ANASTASIOS (TASO) ARIMA
CEO & Managing Director

March 14, 2024

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	7

Auditor’s Independence Declaration

Auditor’s Independence Declaration

As lead auditor for the review of IperionX Limited for the half-year ended 31 December 2023, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of IperionX Limited and the entities it controlled during the period.

/s/ Craig Heatley
Craig Heatley	Perth
Partner	14 March 2024
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757
Brookfield Place, 125 St Georges Terrace, PERTH WA 6000, GPO Box D198, PERTH WA 6840
T: +61 8 9238 3000, F: +61 8 9238 3999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	8

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income FOR THE SIX MONTHS ENDED DECEMBER 31, 2023

	Note	Six Months Ended December 31, 2023 US$	Six Months Ended December 31, 2022 US$

Continuing operations
Research and development costs		(3,763,468)	(2,099,309)
Exploration and evaluation expenses		(1,458,125)	(1,517,474)
Corporate and administrative expenses		(2,470,238)	(2,161,671)
Business development expenses		(1,320,441)	(1,333,073)
Share-based payment expense		(1,108,090)	(1,566,231)
Finance income		210,558	198,282
Finance costs		(61,638)	(30,717)
Other income and expenses		(523,577)	(243,884)
Loss before income tax		(10,495,019)	(8,754,077)
Income tax expense		-	-
Loss for the period		(10,495,019)	(8,754,077)
Loss attributable to members of IperionX Limited		(10,495,019)	(8,754,077)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		571,034	(102,645)
Other comprehensive loss for the period, net of tax		571,034	(102,645)
Total comprehensive loss for the period		(9,923,985)	(8,856,722)
Total comprehensive loss attributable to members of IperionX Limited		(9,923,985)	(8,856,722)

Loss per share
Basic and diluted loss per share (US$ per share)		(0.05)	(0.06)

The above Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	9

Condensed Consolidated Statement of Financial Position AS AT DECEMBER 31, 2023

	Note	December 31, 2023 US$	June 30, 2023 US$

ASSETS
Current Assets
Cash and cash equivalents		17,329,952	11,937,941
Trade and other receivables		2,704,811	228,395
Prepayments		3,527,497	588,395
Total Current Assets		23,562,260	12,754,731

Non-Current Assets
Property, plant and equipment	4	4,580,521	3,989,783
Exploration and evaluation assets	5	5,900,713	3,059,021
Prepayments		-	3,000,000
Total Non-Current Assets		10,481,234	10,048,804
TOTAL ASSETS		34,043,494	22,803,535

LIABILITIES
Current Liabilities
Trade and other payables	6	2,185,625	1,180,984
Loans and borrowings	7	440,482	382,626
Provisions		-	84,009
Total Current Liabilities		2,626,107	1,647,619

Non-Current Liabilities
Loans and borrowings	7	1,241,626	592,688
Total Non-Current Liabilities		1,241,626	592,688
TOTAL LIABILITIES		3,867,733	2,240,307

NET ASSETS		30,175,761	20,563,228

EQUITY
Contributed equity	8	78,897,119	58,764,248
Reserves	9	13,970,489	13,995,808
Accumulated losses		(62,691,847)	(52,196,828)
TOTAL EQUITY		30,175,761	20,563,228

The above Condensed Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	10

Condensed Consolidated Statement of Changes in Equity FOR THE SIX MONTHS ENDED DECEMBER 31, 2023

	Contributed Equity US$	Share- Based Payments Reserve US$	Foreign Currency Translation Reserve US$	Accumulated Losses US$	Total Equity US$

Balance at July 1, 2023	58,764,248	15,004,052	(1,008,244)	(52,196,828)	20,563,228
Net loss for the period	-	-	-	(10,495,019)	(10,495,019)
Exchange differences arising on translation of foreign operations	-	-	571,034	-	571,034
Total comprehensive loss	-	-	571,034	(10,495,019)	(9,923,985)
Issue of shares - share placement	17,088,750	-	-	-	17,088,750
Issue of shares - exercise of options	3,127,752	(1,388,649)	-	-	1,739,103
Issue of shares - conversion of RSUs	225,735	(225,735)	-	-	-
Issue of shares - conversion of employee rights	15,059	(15,059)	-	-	-
Issue of shares to a consultant	75,000	(75,000)	-	-	-
Share issue costs	(399,425)	-	-	-	(399,425)
Share-based payment expense	-	1,108,090	-	-	1,108,090
Balance at December 31, 2023	78,897,119	14,407,699	(437,210)	(62,691,847)	30,175,761

Balance at July 1, 2022	29,782,268	12,985,856	(596,331)	(34,752,074)	7,419,719
Net loss for the period	-	-	-	(8,754,077)	(8,754,077)
Exchange differences arising on translation of foreign operations	-	-	(102,645)	-	(102,645)
Total comprehensive loss	-	-	(102,645)	(8,754,077)	(8,856,722)
Issue of shares - share placement	16,117,800	-	-	-	16,117,800
Issue of shares - exercise of options	194,205	(72,935)	-	-	121,270
Issue of shares - conversion of RSUs	167,487	(167,487)	-	-	-
Share issue costs	(1,347,128)	354,788	-	-	(992,340)
Share-based payment expense	-	1,566,231	-	-	1,566,231
Balance at December 31, 2022	44,914,632	14,666,453	(698,976)	(43,506,151)	15,375,958

The above Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	11

Condensed Consolidated Statement of Cash Flows FOR THE SIX MONTHS ENDED DECEMBER 31, 2023

	Note	Six Months Ended December 31, 2023 US$	Six Months Ended December 31, 2022 US$

Cash flows from operating activities
Receipts from customers		25,415	-
Payments to suppliers and employees		(8,158,175)	(7,625,235)
Interest received		210,558	46,412
Interest paid		(52,665)	(12,137)
Net cash flows used in operating activities		(7,974,867)	(7,590,960)

Cash flows from investing activities
Purchase of property, plant and equipment		(2,005,366)	(1,179,703)
Purchase of exploration and evaluation assets	5	(2,841,692)	(418,200)
Net cash flows used in investing activities		(4,847,058)	(1,597,903)

Cash flows from financing activities
Proceeds from issue of shares		18,827,852	16,239,070
Share issue costs		(399,425)	(992,340)
Repayment of borrowings		(2,928)	(2,751)
Payment of principal portion of lease liabilities		(198,121)	(338,366)
Net cash flows from financing activities		18,227,378	14,905,613

Net increase in cash and cash equivalents		5,405,453	5,716,750
Net foreign exchange differences		(13,442)	49,225
Cash and cash equivalents at the beginning of the period		11,937,941	5,672,551
Cash and cash equivalents at the end of the period		17,329,952	11,438,526

The above Condensed Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	12

Notes to the Condensed Consolidated Financial Statements FOR THE SIX MONTHS ENDED DECEMBER 31, 2023

1.	MATERIAL ACCOUNTING POLICY INFORMATION

Corporate information

IperionX Limited (“IperionX” or “Company”) is a for-profit company limited by shares, incorporated and domiciled in Australia. Our registered office is located at Level 9, 28 The Esplanade, Perth, Western Australia, 6000. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol “IPX”, and our American Depository Shares, or ADSs, each representing ten (10) of our ordinary shares, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “IPX”.

The principal activities of the Group during the six months ended December 31, 2023 consisted of the exploration and development of its mineral properties in the United States and the research and development of its associated metals technologies to support an integrated titanium processing operation.

The unaudited interim condensed consolidated financial statements of IperionX and its subsidiaries (the “Consolidated Entity” or the “Group”) for the six months ended December 31, 2023 (the “Interim Financial Statements”) were authorised for issue in accordance with a resolution of the Directors on March 14, 2024.

Basis of preparation

The Interim Financial Statements have been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001. The preparation of the Interim Financial Statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from those estimates.

The Interim Financial Statements do not include all the notes of the type normally included in annual financial statements and are not necessarily indicative of the results of operations and cash flows expected for the year ended June 30, 2024.  Accordingly, the Interim Financial Statements are to be read in conjunction with the annual consolidated financial statements of the Group for the year ended June 30, 2023. In the opinion of management, the accompanying Interim Financial Statements reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of the financial results of such period. The financial report has been prepared on a historical cost basis and is presented in United States dollars ($).

The accounting policies and methods of computation adopted in the preparation of the Interim Financial Statements are consistent with those adopted and disclosed in the annual consolidated financial statements of the Group for the year ended June 30, 2023, except as disclosed below. These accounting policies are consistent with Australian Accounting Standards.

Going concern

The interim financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.

The Group had net cash outflows from operating and investing activities of US$12,821,925 for the six months ended December 31, 2023 (December 31, 2022: US$9,188,863). At December 31, 2023, the Group had cash and cash equivalents of US$17,329,952 (December 31, 2022: US$11,438,526).

The ongoing operation of the Group remains dependent upon raising further additional funding from shareholders or other parties. In light of the future expenditures to be incurred in executing on the Group’s current strategic plans to commercialize the Group’s titanium technologies and develop economically recoverable mineral deposits from the Group’s exploration properties, the Group is dependent on obtaining financing through equity financing, debt financing or other means. In the longer term, if the Group’s exploration, appraisal, and pilot activities are ultimately successful, additional funds will be required to develop the Group’s titanium technologies and exploration properties and commence commercial production. The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Group. There is no assurance that the Group will be successful in its efforts to raise additional funding on terms satisfactory to the Group. If the Group does not obtain additional funding, the Group may be required to delay, reduce the scope of, or eliminate its current or future exploration, appraisal, and pilot activities or relinquish rights to certain of its interests.

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	13

Notes to the Condensed Consolidated Financial Statements FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 (continued)
1.	MATERIAL ACCOUNTING POLICY INFORMATION (CONTINUED)

Basis of preparation (continued)

Going concern (continued)

These matters indicate that there is a material uncertainty related to events or conditions that may cast significant doubt about the Group’s ability to continue as a going concern and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Directors are of the view that the Group will be able to raise additional funds as required to meet its obligations as and when they fall due and that the use of the going concern basis remains appropriate.

New standards, interpretations and amendments

In the current period, the Group has adopted all of the new and revised standards, interpretations and amendments that are relevant to its operations and effective for annual reporting periods beginning on or after July 1, 2023.

The new standards have not had a material effect on the Group’s financial statements.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

2.	SEGMENT INFORMATION

AASB 8 Operating Segments requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Consolidated Entity operates in one segment, being exploration and development of minerals and metals in the United States.

3.	DIVIDENDS PAID OR PROVIDED FOR

No dividend has been paid or provided for during the six months ended December 31, 2023 (December 31, 2022: nil).

4.	PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment US$	Right-of- use assets US$	Total US$
December 31, 2023
Carrying value at July 1, 2023	2,822,765	1,167,018	3,989,783
Additions	2,005,366	907,843	2,913,209
Disposals	(2,030,083)	-	(2,030,083)
Depreciation	(49,510)	(242,878)	(292,388)
Carrying amount at December 31, 2023	2,748,538	1,831,983	4,580,521
- at cost	3,009,884	2,451,719	5,461,603
- accumulated depreciation	(261,346)	(619,736)	(881,082)

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	14

Notes to the Condensed Consolidated Financial Statements FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 (continued)
4.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Plant and equipment US$	Right-of- use assets US$	Total US$
June 30, 2023
Carrying value at July 1, 2022	922,118	465,868	1,387,986
Additions	2,077,794	950,537	3,028,331
Depreciation	(177,147)	(249,387)	(426,534)
Carrying amount at June 30, 2023	2,822,765	1,167,018	3,989,783
- at cost	3,034,599	1,543,876	4,578,475
- accumulated depreciation	(211,834)	(376,858)	(588,692)

5.	EXPLORATION AND EVALUATION ASSETS

Titan Project US$
December 31, 2023
Carrying value at July 1, 2023	3,059,021
Additions	2,841,692
Carrying amount at December 31, 2023 (1)	5,900,713

June 30, 2023
Carrying value at July 1, 2022	2,431,229
Additions	627,792
Carrying amount at June 30, 2023 (1)	3,059,021

Notes:

(1)	The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.

6.	TRADE AND OTHER PAYABLES

	December 31, 2023 US$	June 30, 2023 US$
Current
Trade payables	1,068,905	711,011
Accruals	1,100,562	455,241
Employee benefits	16,158	14,732
Total trade and other payables	2,185,625	1,180,984

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	15

Notes to the Condensed Consolidated Financial Statements FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 (continued)
7.	LOANS AND BORROWINGS

	December 31, 2023 US$	June 30, 2023 US$
Current
Lease liabilities	434,314	376,655
Other loans and borrowings	6,168	5,971
Total current loans and borrowings	440,482	382,626

Non-current
Lease liabilities	1,219,860	567,796
Other loans and borrowings	21,766	24,892
Total non-current loans and borrowings	1,241,626	592,688

Total loans and borrowings	1,682,108	975,314

8.	CONTRIBUTED EQUITY

Issued capital

	December 31, 2023 US$	June 30, 2023 US$
224,297,550 ordinary shares (June 30, 2023: 193,493,973)	78,897,119	58,764,248
	78,897,119	58,764,248

Movements in issued capital

	No. of Ordinary Shares	No. of Class A Performance Shares	No. of Class B Performance Shares	US$
December 31, 2023
Opening balance at July 1, 2023	193,493,973	19,800,000	19,800,000	58,764,248
Issue of shares – share placement	21,000,000	-	-	17,088,750
Issue of shares – exercise of options	9,331,823	-	-	3,127,752
Issue of shares – conversion of rights	13,755	-	-	15,059
Issue of shares – conversion of RSUs	341,461	-	-	225,735
Issue of shares to a consultant	116,538	-	-	75,000
Share issue costs	-	-	-	(399,425)
Closing balance at December 31, 2023	224,297,550	19,800,000	19,800,000	78,897,119

December 31, 2022
Opening balance at July 1, 2022	140,288,491	19,800,000	19,800,000	29,782,268
Issue of shares - share placement	30,000,000	-	-	16,117,800
Issue of shares - exercise of options	737,000	-	-	194,205
Conversion of RSUs	200,001	-	-	167,487
Share issue costs	-	-	-	(1,347,128)
Closing balance at December 31, 2022	171,225,492	19,800,000	19,800,000	44,914,632

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	16

Notes to the Condensed Consolidated Financial Statements FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 (continued)
9.	RESERVES

Reserves

	December 31, 2023 US$	June 30, 2023 US$
Share based payments reserve	14,407,699	15,004,052
Foreign currency translation reserve	(437,210)	(1,008,244)
Total reserves	13,970,489	13,995,808

Movements share based payments reserve

	No. of Unlisted Options	No. of Performance Rights	No. of RSUs	US$
December 31, 2023
Opening balance at July 1, 2023	23,011,372	28,746,000	824,371	15,004,052
Grant of employee incentive securities	-	3,921,000	405,124	-
Exercise of options	(9,362,000)	-	-	(1,388,649)
Conversion of RSUs	-	-	(341,461)	(225,735)
Conversion of performance rights	-	(21,000)	-	(15,059)
Issue of shares to a consultant	-	-	-	(75,000)
Share-based payments expense	-	-	-	1,108,090
Closing balance at December 31, 2023	13,649,372	32,646,000	888,034	14,407,699

December 31, 2022
Opening balance at July 1, 2022	23,824,000	27,620,000	600,000	12,985,856
Grant of employee incentive securities	424,372	1,135,000	424,372	-
Exercise of options	(737,000)	-	-	(72,935)
Conversion of RSUs	-	-	(200,001)	(167,487)
Grant of options to advisor	1,000,000	-	-	354,788
Share-based payment expense	-	-	-	1,566,231
Closing balance at December 31, 2022	24,511,372	28,755,000	824,371	14,666,453

10.	SUBSIDIARIES

		Equity Interest
	Country of Incorporation	December 31, 2023%	June 30, 2023%
IperionX Inc.	USA	100%	100%
IperionX Critical Minerals, LLC	USA	100%	100%
IperionX Technology, LLC	USA	100%	100%
Hyperion Metals (Australia) Pty Ltd	Australia	100%	100%
Calatos Pty Ltd, LLC	USA	100%	100%

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	17

Notes to the Condensed Consolidated Financial Statements FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 (continued)
11.	CONTINGENT ASSETS AND LIABILITIES

Titan Project
At December 31, 2023, the Group had entered into exclusive option agreements with local landowners in Tennessee, United States, in relation to its Titan Project, which upon exercise, allows the Group to lease or, in some cases purchase, approximately 9,576 acres of surface property and the associated mineral rights from the local landowners. During the option period, our option agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Upon exercise, in the case of an option to lease, the Company will pay a production royalty to the landowners, subject to a minimum royalty. Upon exercise, in the case of a purchase, the Company will pay cash consideration approximating the fair market value of the property, excluding the value of any minerals, plus a premium.

Blacksand
At December 31, 2023, the Group had an exclusive option to purchase certain assets (including all intellectual property rights) of Blacksand Technology, LLC (“Blacksand”). Blacksand holds the exclusive commercial licensing rights for more than 40 global patents through a license agreement with the University of Utah including the global patents for patented technologies that can produce low-cost and low-carbon titanium metal. IperionX can exercise its option any time prior to 31 December 2024 (“Option Period”). As consideration for the option, IperionX shall make option payments to Blacksand totalling US$6,000,000 during the Option Period (US$1,500,000 paid in January 2023, US$1,500,000 paid in June 2023, US$500,000 paid in January 2024, US$500,000 payable in July 2024, and US$2,000,000 satisfied through the issue of shares in IperionX in January 2024). If IperionX chooses to exercise its option, IperionX shall pay Blacksand: (1) any option payments that have not been paid at the date of exercise; and (2) an additional US$6,000,000. Subject to shareholder approval, IperionX may elect to satisfy 30% of the total purchase price through the issue of shares in IperionX. IperionX shall also commit to donate US$1,000,000 to establish an endowed chair professorship at the University of Utah in Dr. Fang’s name. If net sales from the acquired assets exceed US$300,000,000, then IperionX shall pay Blacksand a royalty equal to 0.5% of net sales in excess of US$300,000,000 for the life of the licensed patents. If IperionX chooses not to exercise its option, IperionX retains options to licence key technologies from Blacksand, including HAMR and GSD technologies that can produce low-cost and low-carbon titanium metal, for consideration comprising a license fee and a royalty.

12.	SUBSEQUENT EVENTS AFTER BALANCE DATE

(a)
On January 30, 2024, the Company issued 3,006,163 shares to nominees of Blacksand Technology LLC (“Blacksand”) in lieu of future cash option payments totaling US$2,000,000 owed to Blacksand under the option agreement between the Company and Blacksand pursuant to which the Company has the exclusive option to acquire the intellectual property rights of Blacksand to certain patented titanium technologies.

Other than as outlined above, at the date of this report there are no other significant events occurring after balance date requiring disclosure.

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	18

Directors’ Declaration

In the opinion of the Directors:

(a)	the attached financial statements and notes are in accordance with the Corporations Act 2001, including:

(i)	section 304 (compliance with accounting standards and Corporations Regulations 2001); and

(ii)	section 305 (true and fair view); and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors of IperionX Limited.

ANASTASIOS (TASO) ARIMA
CEO & Managing Director

March 14, 2024

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	19

Independent Auditor’s Review Report

Independent auditor's review report to the members of IperionX Limited

Report on the half-year financial report

Conclusion

We have reviewed the half-year financial report of IperionX Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the Condensed consolidated statement of financial position as at 31 December 2023, Condensed consolidated statement of profit or loss and other comprehensive income, the Condensed consolidated statement of changes in equity and Condensed consolidated statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors' declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of IperionX Limited does not comply with the Corporations Act 2001 including:

1.	giving a true and fair view of the Group's financial position as at 31 December 2023 and of its performance for the half-year ended on that date

2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor's responsibilities for the review of the half-year financial report section of our report.

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Material uncertainty relating to going concern

We draw attention to Note 1 in the half-year financial report, which indicates that the Group had net outflows from operating and investing activities of $12,821,925 during the half year ended 31 December 2023, and the ongoing operation of the Group is dependent upon raising further additional funding from shareholders or other parties. These conditions, along with other matters set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

PricewaterhouseCoopers, ABN 52 780 433 757
Brookfield Place, 125 St Georges Terrace, PERTH WA 6000, GPO Box D198, PERTH WA 6840
T: +61 8 9238 3000, F: +61 8 9238 3999

Liability limited by a scheme approved under Professional Standards Legislation.

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	20

Independent Auditor’s Review Report (continued)

Responsibilities of the directors for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement whether due to fraud or error.

Auditor's responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group's financial position as at 31 December 2023 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PricewaterhouseCoopers

/s/ Craig Heatley
Craig Heatley	Perth
Partner	14 March 2024

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	21

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Competent Persons Statement

The information in this document that relates to Exploration Results and Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

IperionX Limited Financial Report for the Six Months Ended December 31, 2023	22